FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
January 18, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐   No   ☒

BOARD OF DIRECTORS OF WIMM-BILL-DANN FOODS OJSC ADOPTS
CORPORATE GOVERNANCE CODE

Moscow, Russia – January 17, 2005 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced that the company had adopted its Corporate Governance Code.

Wimm-Bill-Dann’s Board of Directors approved the Company’s Corporate Governance Code at its scheduled meeting, which took place in person on December 17, 2004. The adoption of the Code comes in line with the Company’s commitment to further enhance its corporate governance practices. The Code sums up and reinforces corporate governance principles, which are already being widely used within the company. It also outlines their implementation in the light of existing legislative norms, securities trading and capital markets rules.

The Corporate Governance Code enshrines corporate governance principles, set forth by the World Economic Forum (WEF) and the Russian Union of Industrialists and Entrepreneurs (RSPP), which had already been subscribed to by the Company’s Board of Directors. It also outlines relationship structure among the Company’s Shareholders, the Board of Directors, its Committees, the Corporate Secretary and the Management Board.

The Corporate Governance Code also mentions that Wimm-Bill-Dann’s Code of Ethics is currently being created and is planned for adoption in the first six months of 2005. The Code of Ethics takes account of the requirements of the U.S. Securities and Exchange Commission (SEC).

The text of the Corporate Governance Code will be posted on Wimm-Bill-Dann’s Internet site.

The next meeting of the Board of Directors, the first one in 2005, will take place in person on February 11, 2005.

- Ends -

For further enquiries contact:

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Yauzsky Boulevard, 16, Moscow

109028 Russia

Phone: +7 095 733 9726/9727

Mobile: + 7 095 762 2387

Fax: +7 095 733 9725

e-mail: kagan@wbd.ru

www.wbd.com

www.wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 25 manufacturing facilities in 21 locations in Russia and the Commonwealth of Independent States (CIS), as well as trade affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a diversified branded portfolio with over 1,100 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 17,000 people.

In April 2004 Wimm–Bill–Dann was assigned the rating of corporate governance by Standard&Poor’s at the level 7+ (7.6 according to the national scale, maximum 10).

Wimm-Bill-Dann was awarded Grand Prix for Best Overall Investor Relations in 2004 – Small & Mid cap companies and Best Investor Relations Officer in 2004– Small & Mid cap companies at the Second Annual IR Magazine Russia Awards held in December 2004 and organized by IR Magazine and the Association of Investor Relations Professionals. Wimm-Bill-Dann previously received the Grand Prix for Best Overall Investor Relations in 2003– Small & Mid cap - at the first annual IR Russia Awards Ceremony held in Moscow last year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Vladimir V. Preobrajensky
Name:	Vladimir V. Preobrajensky
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:   January 18, 2005